Exhibit 99.1

Alibaba Group Announces December Quarter 2025 Results

Hong Kong, China, March 19, 2026 - Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2025.

“This quarter, Alibaba maintained strong investments across our core pillars of AI and consumption. AI is and will continue to be one of our primary growth engines. Our Cloud Intelligence Group’s revenue is up 36% with AI-related product revenue delivering triple-digit growth for the tenth consecutive quarter. Our Model-as-a-Service (MaaS) platform is showing strong growth, emerging as a new engine driving cloud business growth. On the consumer side, we have integrated use cases across our consumer ecosystem into Qwen app, which generated significant new users and transactions. Qwen’s consumer interface surpassed 300 million monthly active users, as AI agents perform real-world task execution at scale. Looking ahead, we are well-positioned to drive growth on both enterprise AI and consumer AI fronts, powered by our full-stack AI capabilities spanning foundation models, cloud infrastructure, and proprietary chips, alongside deep integration with our broader ecosystem,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“The rapid growth of AI + Cloud businesses in recent quarters gives us confidence to scale investments, further strengthening our full-stack AI capabilities. In consumption, our quick commerce business continues to scale while unit economics improved steadily. Our strong liquidity position and resilient cash generation provide a solid foundation to support sustained strategic investment,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2025:

•	Revenue was RMB284,843 million (US$40,732 million), an increase of 2% year-over-year. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 9% year-over-year.

•	Income from operations was RMB10,645 million (US$1,522 million), a decrease of 74% year-over-year, primarily due to the decrease in adjusted EBITA. Adjusted EBITA, a non-GAAP measurement, decreased 57% year-over-year to RMB23,397 million (US$3,346 million), primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB16,322 million (US$2,334 million). Net income was RMB15,631 million (US$2,235 million), a decrease of 66% year-over-year, primarily attributable to the decrease in income from operations. Non-GAAP net income in the quarter ended December 31, 2025 was RMB16,710 million (US$2,389 million), a decrease of 67% compared to RMB51,066 million in the same quarter of 2024.

•	Diluted earnings per ADS was RMB5.93 (US$0.85). Diluted earnings per share was RMB0.74 (US$0.11 or HK$0.82). Non-GAAP diluted earnings per ADS was RMB7.09 (US$1.01), a decrease of 67% year-over-year. Non-GAAP diluted earnings per share was RMB0.89 (US$0.13 or HK$0.98), a decrease of 67% year-over-year.

•	Net cash provided by operating activities was RMB36,032 million (US$5,152 million), a decrease of 49% compared to RMB70,915 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was RMB11,346 million (US$1,622 million), a decrease of 71% compared to RMB39,020 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the investment in quick commerce. As of December 31, 2025, our cash and other liquid investments(1) were RMB560,175 million (US$80,104 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

(1)	Cash and other liquid investments represent cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use.

BUSINESS AND STRATEGIC UPDATES

Consumption Businesses

Alibaba China E-commerce Group

During the quarter, we executed our plan to further grow the scale of our quick commerce business, improve user experience and enhance operating efficiency, with increasing efforts in high-value food orders and non-food categories. The quick commerce business continued to improve unit economics and increase average order value month-over-month during the quarter, driven by fulfillment logistics efficiency enhancement, order mix optimization, and strong customer retention.

We rebranded “Ele.me” to “Taobao Instant Commerce” during the quarter, to closely align it with the Taobao app and strengthen our branding. In addition, Taobao Instant Commerce service was integrated into Qwen app on January 15, 2026, which further expands its customer reach and better meets diverse user needs.

Customer management revenue grew 1% year-over-year to RMB102,664 million (US$14,681 million) during the quarter. The slow-down in revenue growth was primarily due to weaker transaction activities and phase-out of the impact of software service fee implementation. The Taobao app achieved a double-digit year-over-year increase in monthly active consumers during the quarter, driven by the growing mindshare and increasing scale of our quick commerce business.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year, surpassing 59 million. We will continue to focus on improving the retention of 88VIP membership through enhanced value proposition to our most valued customers.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended December 31, 2025, AIDC narrowed loss significantly year-over-year, driven by a combination of logistics optimization and investment efficiency enhancement. The unit economics of the AliExpress’ Choice business also improved on a sequential basis.

AIDC continued to diversify and enrich product offerings by leveraging the supply chain advantage of the Alibaba ecosystem. For example, further to the joint venture that we formed with Shinsegae in South Korea, we have broadened our collaboration to sell high-quality South Korean products on other platforms of AIDC, mainly Lazada. In addition, AliExpress’ “Brand+” program, which provides go-to-market solutions to brands going overseas, accelerated the onboarding of brands during the quarter and achieved substantial sales growth quarter-over-quarter.

AI + Cloud Businesses

Cloud Intelligence Group

For the quarter ended December 31, 2025, revenue from Cloud Intelligence Group was RMB43,284 million (US$6,190 million). The year-over-year growth of total revenue, and revenue excluding Alibaba consolidated subsidiaries, accelerated to 36% and 35% respectively. This momentum was primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products. AI-related product revenue continued to show strong momentum, delivering the tenth consecutive quarter of triple-digit year-over-year growth.

Alibaba Cloud continues to lead the market, attracting more customers to onboard our comprehensive AI + cloud products and services, including high-performance networking, distributed storage, cloud operating system, and services for model training and inference. In the 2025 Gartner® Magic Quadrant™ for Cloud Database Management Systems, Alibaba Cloud has been named a Leader for the sixth consecutive year. In the Gartner® Emerging Market Quadrants for Generative AI Technologies report, Alibaba Cloud has been recognized again as an Emerging Leader across all four quadrants evaluated for Generative AI, the only cloud service provider in Asia Pacific to earn this distinction.

We have maintained our position as the overall leader in China’s financial cloud market for six consecutive years since 2019H1, according to IDC’s China Semiannual Financial Cloud Tracker, 2025H1 report. Backed by our full-stack AI cloud capabilities, Alibaba Cloud led the public cloud infrastructure market for financial services with a record high of 43% market share. Meanwhile, according to IDC’s 2024 China Hybrid Cloud Market Share report published in November 2025, Alibaba Cloud retained our position as the leader in China’s hybrid cloud PaaS and services market.

We also launched the new Alibaba Cloud Linux, a next-generation AI infrastructure operating system built for cloud-based AI workloads, capable of supporting the training of trillion-parameter models while significantly improving efficiency across both training and inference.

With international markets as a key strategic priority, we have continued to expand our global footprints. Alibaba Cloud operated 92 availability zones across 29 regions worldwide as of December 31, 2025, making us China’s number one and a leading global cloud service provider.

Qwen Model Family

Qwen model family, our enterprise-grade large model suite, continues to drive rapid AI adoption across key verticals, including intelligent manufacturing, financial services, consumer retail, and cloud-native development, delivering measurable productivity gains through its full-stack, multimodal capabilities. Underpinned by cutting-edge AI foundation models, extensive real-world deployment, and clear technological leadership, our Qwen models are scaling rapidly in both technology innovation and adoption.

In February, we launched Qwen3.5, marking another important step in advancing our model capabilities. This new launch further strengthens our leadership in multimodal AI with strong performance across reasoning, coding, agentic tasks and multimodal understanding, while delivering higher inference efficiency and broader global accessibility.

Qwen models, the world’s most widely used open-source model family, surpassed 1 billion cumulative downloads on Hugging Face as of January 21, 2026.

Chip Design – T-Head

T-Head Semiconductor Co., Ltd. (“T-Head”), our chip design subsidiary, has brought its proprietary GPU into production at scale, supporting end-to-end AI workloads from training and fine-tuning to inference. Compatible with mainstream AI frameworks, T-Head enhances our long-term computing supply capacity. By combining its capabilities with our Qwen models and cloud computing, it delivers highly cost-effective AI services to external customers. This business has scaled rapidly and now contributes meaningfully to our cloud infrastructure supply.

Qwen App

Powered by our most advanced Qwen3.5 foundation model, Qwen app, our flagship consumer-facing AI application, represents an important milestone in our AI strategy: transforming proprietary model leadership into scalable, real-world applications.

On January 15, 2026, we announced a significant upgrade to Qwen app, enabling deep integration with core services across our ecosystem, including Taobao and Tmall, Taobao Instant Commerce, Amap, Fliggy, and Alipay. Qwen app intelligently coordinates services across multiple platforms, becoming the first AI assistant capable of executing large-scale, real-world complex tasks in China. This marks an important shift in the AI industry from chat-based interactions to a new era of task-oriented execution. This ecosystem-wide integration further expands our user reach, strengthens engagement across Alibaba’s platforms, and reinforces our leadership in applied AI.

Since launching its Chinese New Year campaign on February 6, Qwen app has seen tremendous user engagement. By the end of February, approximately 140 million users have had their first AI-driven shopping experience through Qwen app’s agentic features from ordering food and groceries to ticketing and travel bookings. In February, consumer-facing Qwen has surpassed 300 million monthly active users across all platforms.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	280,154	284,843	40,732	2%

Income from operations	41,205	10,645	1,522	(74	)%(2)
Operating margin	15%	4%
Adjusted EBITDA(1)	62,054	34,057	4,870	(45	)%(2)
Adjusted EBITDA margin(1)	22%	12%
Adjusted EBITA(1)	54,853	23,397	3,346	(57	)%(2)
Adjusted EBITA margin(1)	20%	8%

Net income	46,434	15,631	2,235	(66	)%(2)
Net income attributable to ordinary shareholders	48,945	16,322	2,334	(67	)%(2)
Non-GAAP net income(1)	51,066	16,710	2,389	(67	)%(2)

Diluted earnings per share(3)	2.55	0.74	0.11	(71	)%(2)(4)
Diluted earnings per ADS(3)	20.39	5.93	0.85	(71	)%(2)(4)
Non-GAAP diluted earnings per share(1)(3)	2.67	0.89	0.13	(67	)%(2)(4)
Non-GAAP diluted earnings per ADS(1)(3)	21.39	7.09	1.01	(67	)%(2)(4)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decreases were primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses.

(3)	Each ADS represents eight ordinary shares.

(4)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

DECEMBER QUARTER SEGMENT RESULTS

Revenue for the quarter ended December 31, 2025 was RMB284,843 million (US$40,732 million), an increase of 2% year-over-year compared to RMB280,154 million in the same quarter of 2024. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 9% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	101,834	102,664	14,681	1%
- Direct sales, logistics and others(2)	28,824	28,919	4,135	0%
	130,658	131,583	18,816	1%
Quick commerce(3)	13,356	20,842	2,980	56%
China commerce wholesale	6,575	6,922	990	5%
Total Alibaba China E-commerce Group	150,589	159,347	22,786	6%

Alibaba International Digital Commerce Group:
International commerce retail	31,553	32,351	4,626	3%
International commerce wholesale	6,203	6,850	980	10%
Total Alibaba International Digital Commerce Group	37,756	39,201	5,606	4%

Cloud Intelligence Group	31,742	43,284	6,190	36%
All others(4)	89,234	67,340	9,629	(25)%
Unallocated	590	603	86
Inter-segment elimination	(29,757)	(24,932)	(3,565)
Consolidated revenue	280,154	284,843	40,732	2%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo and Alibaba Health.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$	YoY % Change(3)

	(in millions, except percentages)
Alibaba China E-commerce Group	60,401	34,613	4,949	(43)%
Alibaba International Digital Commerce Group	(4,952)	(2,016)	(288)	59%
Cloud Intelligence Group	3,138	3,911	559	25%
All others	(3,176)	(9,792)	(1,400)	(208)%
Unallocated(2)	(165)	(2,722)	(389)
Inter-segment elimination	(393)	(597)	(85)
Consolidated adjusted EBITA	54,853	23,397	3,346	(57)%
Less: Non-cash share-based compensation expense	(3,414)	(2,396)	(343)
Less: Amortization and impairment of intangible assets	(2,062)	(841)	(120)
Less: Impairment of goodwill, and others	(8,172)	(9,515)	(1,361)
Income from operations	41,205	10,645	1,522	(74)%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i)	Segment revenue

•	E-commerce Business

Revenue from our E-commerce business in the quarter ended December 31, 2025 was RMB131,583 million (US$18,816 million), an increase of 1% compared to RMB130,658 million in the same quarter of 2024.

Customer management revenue increased by 1% year-over-year, primarily due to the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in the quarter ended December 31, 2025 was RMB28,919 million (US$4,135 million), remained stable as compared to RMB28,824 million in the same quarter of 2024, primarily driven by the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

•	Quick Commerce Business

Revenue from our Quick commerce business in the quarter ended December 31, 2025 was RMB20,842 million (US$2,980 million), an increase of 56% compared to RMB13,356 million in the same quarter of 2024, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2025 was RMB6,922 million (US$990 million), an increase of 5% compared to RMB6,575 million in the same quarter of 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 43% to RMB34,613 million (US$4,949 million) in the quarter ended December 31, 2025, compared to RMB60,401 million in the same quarter of 2024, primarily due to the investment in quick commerce, user experiences, and technology.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended December 31, 2025 was RMB32,351 million (US$4,626 million), an increase of 3% compared to RMB31,553 million in the same quarter of 2024, primarily driven by the increase in revenue contributed by AliExpress and other international businesses, and partly offset by the decrease in revenue of Lazada. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended December 31, 2025 was RMB6,850 million (US$980 million), an increase of 10% compared to RMB6,203 million in the same quarter of 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB2,016 million (US$288 million) in the quarter ended December 31, 2025, compared to a loss of RMB4,952 million in the same quarter of 2024, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiencies across various businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB43,284 million (US$6,190 million) in the quarter ended December 31, 2025, an increase of 36% compared to RMB31,742 million in the same quarter of 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 35% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 25% to RMB3,911 million (US$559 million) in the quarter ended December 31, 2025, compared to RMB3,138 million in the same quarter of 2024, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB67,340 million (US$9,629 million) in the quarter ended December 31, 2025, a decrease of 25% compared to RMB89,234 million in the same quarter of 2024, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo and Alibaba Health.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended December 31, 2025 was a loss of RMB9,792 million (US$1,400 million), compared to a loss of RMB3,176 million in the same quarter of 2024, primarily due to the increased investment in technology businesses, partly offset by the improved results of Cainiao, Hujing Digital Media and Entertainment Group and other businesses.

DECEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended December 31,					% of
	2024		2025			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	162,524	58.0%	169,534	24,243	59.5%	1.5%
Product development expenses	14,662	5.2%	15,480	2,214	5.4%	0.2%
Sales and marketing expenses	42,675	15.2%	71,934	10,286	25.3%	10.1%
General and administrative expenses	10,851	3.9%	8,355	1,195	2.9%	(1.0)%
Amortization and impairment of intangible assets	2,062	0.7%	841	120	0.3%	(0.4)%
Impairment of goodwill	6,171	2.2%	9,515	1,361	3.3%	1.1%
Total costs and expenses	238,945		275,659	39,419

Share-based compensation expense:
Cost of revenue	540	0.2%	623	89	0.2%	0.0%
Product development expenses	1,602	0.6%	1,907	273	0.7%	0.1%
Sales and marketing expenses	535	0.2%	1,011	145	0.4%	0.2%
General and administrative expenses	1,188	0.4%	1,318	188	0.5%	0.1%
Total share-based compensation expense(1)	3,865		4,859	695

Costs and expenses excluding share-based compensation expense:
Cost of revenue	161,984	57.8%	168,911	24,154	59.3%	1.5%
Product development expenses	13,060	4.7%	13,573	1,941	4.8%	0.1%
Sales and marketing expenses	42,140	15.0%	70,923	10,141	24.9%	9.9%
General and administrative expenses	9,663	3.4%	7,037	1,007	2.5%	(0.9)%
Amortization and impairment of intangible assets	2,062	0.7%	841	120	0.3%	(0.4)%
Impairment of goodwill	6,171	2.2%	9,515	1,361	3.3%	1.1%
Total costs and expenses excluding share-based compensation expense	235,080		270,800	38,724

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended December 31, 2025 was RMB169,534 million (US$24,243 million), or 59.5% of revenue, compared to RMB162,524 million, or 58.0% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 57.8% in the quarter ended December 31, 2024 to 59.3% in the quarter ended December 31, 2025, primarily due to higher logistics cost and increased bandwidth and co-location fees reflecting the growth in our quick commerce and cloud businesses respectively, partly offset by the disposal of Sun Art and Intime businesses.

Product development expenses – Product development expenses in the quarter ended December 31, 2025 were RMB15,480 million (US$2,214 million), or 5.4% of revenue, compared to RMB14,662 million, or 5.2% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.7% in the quarter ended December 31, 2024 to 4.8% in the quarter ended December 31, 2025.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended December 31, 2025 were RMB71,934 million (US$10,286 million), or 25.3% of revenue, compared to RMB42,675 million, or 15.2% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 15.0% in the quarter ended December 31, 2024 to 24.9% in the quarter ended December 31, 2025, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group.

General and administrative expenses – General and administrative expenses in the quarter ended December 31, 2025 were RMB8,355 million (US$1,195 million), or 2.9% of revenue, compared to RMB10,851 million, or 3.9% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 3.4% in the quarter ended December 31, 2024 to 2.5% in the quarter ended December 31, 2025.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2025 was RMB4,859 million (US$695 million), compared to RMB3,865 million in the same quarter of 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	2,532	2,185	313	(14)%
Others(2)	1,333	2,674	382	101%
Total share-based compensation expense(3)	3,865	4,859	695	26%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense increased in the quarter ended December 31, 2025 compared to the same quarter of 2024. The year-over-year increase was primarily driven by our recent strategic initiative to rebrand “Ele.me” to “Taobao Instant Commerce” during the quarter, which reflected cost associated with talent retention incentive from the replacement awards plan of Ele.me. This was partly offset by the decrease in the number of Alibaba Group share-based awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended December 31, 2025 was RMB841 million (US$120 million), a decrease of 59% from RMB2,062 million in the same quarter of 2024, primarily due to the impairment of intangible assets relating to our businesses within All others segment recorded last year, as well as the full amortization of certain intangible assets.

Impairment of goodwill – Impairment of goodwill in the quarter ended December 31, 2025 was RMB9,515 million (US$1,361 million), an increase of 54% from RMB6,171 million in the same quarter of 2024, both of which are related to All others segment.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2025 was RMB10,645 million (US$1,522 million), or 4% of revenue, a decrease of 74% compared to RMB41,205 million, or 15% of revenue, in the same quarter of 2024, primarily due to the decrease in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 45% year-over-year to RMB34,057 million (US$4,870 million) in the quarter ended December 31, 2025, compared to RMB62,054 million in the same quarter of 2024. Adjusted EBITA decreased 57% year-over-year to RMB23,397 million (US$3,346 million) in the quarter ended December 31, 2025, compared to RMB54,853 million in the same quarter of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “December Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2025 was RMB16,221 million (US$2,320 million), an increase of 46% compared to RMB11,146 million in the same quarter of 2024, primarily due to mark-to-market changes and the decrease in impairment of our investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income (expense), net

Other income (expense), net in the quarter ended December 31, 2025 was an expense of RMB434 million (US$62 million), compared to income of RMB4,588 million in the same quarter of 2024, primarily due to the net exchange loss in this quarter compared to the net exchange gain in the same quarter last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2025 were RMB8,460 million (US$1,210 million), compared to RMB11,149 million in the same quarter of 2024.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended December 31, 2025 was RMB216 million (US$31 million), a decrease of 93% compared to RMB3,129 million in the same quarter of 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$

	(in millions)
Share of profit of equity method investees
- Ant Group	4,490	393	56
- Others	39	696	100
Impairment loss	(523)	(1)	–
Others(1)	(877)	(872)	(125)
Total	3,129	216	31

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly attributable to the decrease in fair value of certain investments and investments in new growth initiatives, including user growth, and technologies.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2025 was RMB15,631 million (US$2,235 million), compared to RMB46,434 million in the same quarter of 2024, primarily attributable to the decrease in income from operations.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended December 31, 2025 was RMB16,710 million (US$2,389 million), a decrease of 67% compared to RMB51,066 million in the same quarter of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2025 was RMB16,322 million (US$2,334 million), compared to RMB48,945 million in the same quarter of 2024, primarily attributable to the decrease in income from operations.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2025 was RMB5.93 (US$0.85), compared to RMB20.39 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2025 was RMB7.09 (US$1.01), a decrease of 67% compared to RMB21.39 in the same quarter of 2024.

Diluted earnings per share in the quarter ended December 31, 2025 was RMB0.74 (US$0.11 or HK$0.82), compared to RMB2.55 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2025 was RMB0.89 (US$0.13 or HK$0.98), a decrease of 67% compared to RMB2.67 in the same quarter of 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of December 31, 2025, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB560,175 million (US$80,104 million), compared to RMB597,132 million as of March 31, 2025. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments of RMB36,957 million during the nine months ended December 31, 2025, was primarily due to (i) free cash flow outflow of RMB29,309 million (US$4,191 million), (ii) dividend payment of RMB33,690 million (US$4,818 million), (iii) cash used in repurchase of ordinary shares of RMB7,638 million (US$1,092 million), partly offset by (iv) the net proceeds from issuance of convertible unsecured senior notes and the payments for capped call transactions of RMB20,967 million (US$2,998 million), and (v) the net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,571 million).

Net cash provided by operating activities and free cash flow

During the quarter ended December 31, 2025, net cash provided by operating activities was RMB36,032 million (US$5,152 million), a decrease of 49% compared to RMB70,915 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was RMB11,346 million (US$1,622 million), a decrease of 71% compared to RMB39,020 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the investment in quick commerce. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2025, net cash used in investing activities of RMB25,716 million (US$3,677 million) primarily reflected capital expenditures of RMB28,999 million (US$4,147 million), and net cash outflow of RMB6,959 million (US$995 million) for investment and acquisition activities, partly offset by net decrease in short-term investments and other treasury investments by RMB9,917 million (US$1,418 million).

Net cash used in financing activities

During the quarter ended December 31, 2025, net cash used in financing activities of RMB13,742 million (US$1,965 million) primarily reflected cash used in net repayment of bank borrowings of RMB11,969 million (US$1,712 million).

Employees

As of December 31, 2025, we had a total of 128,197 employees, compared to 126,661 as of September 30, 2025.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Thursday, March 19, 2026.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10052713-hndm7s.html

Chinese: https://s1.c-conf.com/diamondpass/10052714-wh6tua.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10052713; Chinese conference PIN 10052714).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on March 19, 2026 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90322 to HK$1.00, the middle rate on December 31, 2025 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its operating and financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook and quotations from management in this results announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	280,154	284,843	40,732	759,893	780,290	111,580
Cost of revenue	(162,524)	(169,534)	(24,243)	(452,659)	(456,744)	(65,313)
Product development expenses	(14,662)	(15,480)	(2,214)	(42,217)	(47,576)	(6,803)
Sales and marketing expenses	(42,675)	(71,934)	(10,286)	(107,842)	(191,608)	(27,399)
General and administrative expenses	(10,851)	(8,355)	(1,195)	(33,908)	(23,133)	(3,308)
Amortization and impairment of intangible assets	(2,062)	(841)	(120)	(5,503)	(2,474)	(354)
Impairment of goodwill	(6,171)	(9,515)	(1,361)	(6,171)	(9,515)	(1,361)
Other (losses) gains, net	(4)	1,461	209	847	1,758	251

Income from operations	41,205	10,645	1,522	112,440	50,998	7,293
Interest and investment income, net	11,146	16,221	2,320	28,275	53,689	7,677
Interest expense	(2,485)	(2,557)	(366)	(7,100)	(7,552)	(1,080)
Other income (expense), net	4,588	(434)	(62)	3,367	895	128

Income before income tax and share of results of equity method investees	54,454	23,875	3,414	136,982	98,030	14,018
Income tax expenses	(11,149)	(8,460)	(1,210)	(28,591)	(22,875)	(3,271)
Share of results of equity method investees	3,129	216	31	5,612	3,470	496

Net income	46,434	15,631	2,235	114,003	78,625	11,243
Net loss (income) attributable to noncontrolling interests	2,693	752	108	3,547	(574)	(82)

Net income attributable to Alibaba Group Holding Limited	49,127	16,383	2,343	117,550	78,051	11,161

(Accretion) Reversal of accretion of mezzanine equity	(182)	(61)	(9)	(462)	2,377	340

Net income attributable to ordinary shareholders	48,945	16,322	2,334	117,088	80,428	11,501

Earnings per share attributable to ordinary shareholders(1)
Basic	2.63	0.88	0.13	6.20	4.33	0.62
Diluted	2.55	0.74	0.11	6.04	4.18	0.60

Earnings per ADS attributable to ordinary shareholders(1)
Basic	21.07	7.03	1.01	49.58	34.66	4.96
Diluted	20.39	5.93	0.85	48.33	33.46	4.78

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	18,586	18,568		18,892	18,564
Diluted	19,200	19,310		19,372	19,207

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2025	2025
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	145,487	128,174	18,329
Short-term investments	228,826	179,955	25,733
Restricted cash and escrow receivables	43,781	42,345	6,055
Equity securities and other investments	53,780	29,981	4,287
Prepayments, receivables and other assets	202,175	231,761	33,142
Total current assets	674,049	612,216	87,546

Equity securities and other investments	356,818	440,384	62,974
Prepayments, receivables and other assets	83,431	98,329	14,061
Investment in equity method investees	210,169	208,832	29,862
Property and equipment, net	203,348	254,478	36,390
Intangible assets, net	20,911	18,607	2,661
Goodwill	255,501	245,453	35,099
Total assets	1,804,227	1,878,299	268,593

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	22,562	24,655	3,526
Income tax payable	11,638	11,235	1,607
Accrued expenses, accounts payable and other liabilities	332,537	351,293	50,234
Merchant deposits	274	246	35
Deferred revenue and customer advances	68,335	72,382	10,350
Total current liabilities	435,346	459,811	65,752

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2025	2025
	RMB	RMB	US$

	(in millions)
Deferred revenue	4,536	4,454	637
Deferred tax liabilities	48,454	46,232	6,611
Non-current bank borrowings	49,909	51,423	7,353
Non-current unsecured senior notes	122,398	118,637	16,965
Non-current convertible unsecured senior notes	35,834	56,473	8,076
Non-current exchangeable bonds	–	11,552	1,652
Other liabilities	17,644	23,789	3,402
Total liabilities	714,121	772,371	110,448

Commitments and contingencies

Mezzanine equity	11,713	7,751	1,108

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	381,379	382,770	54,735
Treasury shares at cost	(36,329)	(36,143)	(5,168)
Statutory reserves	15,936	16,628	2,378
Accumulated other comprehensive income (loss)	3,393	(6,431)	(920)
Retained earnings	645,478	682,830	97,644

Total shareholders’ equity	1,009,858	1,039,655	148,669
Noncontrolling interests	68,535	58,522	8,368

Total equity	1,078,393	1,098,177	157,037

Total liabilities, mezzanine equity and equity	1,804,227	1,878,299	268,593

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	70,915	36,032	5,152	135,989	66,803	9,553
Net cash used in investing activities	(111,003)	(25,716)	(3,677)	(145,868)	(77,040)	(11,017)
Net cash provided by (used in) financing activities	14,251	(13,742)	(1,965)	(72,113)	(5,571)	(797)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	3,331	(1,498)	(214)	1,534	(2,941)	(420)

Decrease in cash and cash equivalents, restricted cash and escrow receivables	(22,506)	(4,924)	(704)	(80,458)	(18,749)	(2,681)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	228,472	175,443	25,088	286,424	189,268	27,065

Cash and cash equivalents, restricted cash and escrow receivables at end of period	205,966	170,519	24,384	205,966	170,519	24,384

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	46,434	15,631	2,235	114,003	78,625	11,243
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(11,146)	(16,221)	(2,320)	(28,275)	(53,689)	(7,677)
Interest expense	2,485	2,557	366	7,100	7,552	1,080
Other (income) expense, net	(4,588)	434	62	(3,367)	(895)	(128)
Income tax expenses	11,149	8,460	1,210	28,591	22,875	3,271
Share of results of equity method investees	(3,129)	(216)	(31)	(5,612)	(3,470)	(496)
Income from operations	41,205	10,645	1,522	112,440	50,998	7,293
Non-cash share-based compensation expense	3,414	2,396	343	11,189	8,472	1,211
Amortization and impairment of intangible assets	2,062	841	120	5,503	2,474	354
Impairment of goodwill, and others	8,172	9,515	1,361	11,317	9,370	1,340
Adjusted EBITA	54,853	23,397	3,346	140,449	71,314	10,198
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	7,201	10,660	1,524	20,093	25,734	3,680
Adjusted EBITDA	62,054	34,057	4,870	160,542	97,048	13,878

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	46,434	15,631	2,235	114,003	78,625	11,243
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	3,414	2,396	343	11,189	8,472	1,211
Amortization and impairment of intangible assets	2,062	841	120	5,503	2,474	354
Gain on deemed disposals/disposals/revaluation of investments	(12,954)	(14,269)	(2,041)	(21,070)	(43,589)	(6,233)
Impairment of goodwill and investments, and others	13,326	13,130	1,878	21,538	15,585	2,229
Tax effects(1)	(1,216)	(1,019)	(146)	(2,888)	(995)	(142)

Non-GAAP net income	51,066	16,710	2,389	128,275	60,572	8,662

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	48,945	16,322	2,334	117,088	80,428	11,501
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(87)	(66)	(10)	(218)	(324)	(46)
Adjustments for interest expense attributable to convertible unsecured senior notes	70	84	12	165	227	32
Dilution effect on earnings arising from assumed exchange of exchangeable bonds	–	(2,030)	(290)	–	–	–
Net income attributable to ordinary shareholders – diluted	48,928	14,310	2,046	117,035	80,331	11,487
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	2,404	2,802	401	10,925	(17,430)	(2,492)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	51,332	17,112	2,447	127,960	62,901	8,995

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	19,200	19,310		19,372	19,207

Diluted earnings per share(2)(3)	2.55	0.74	0.11	6.04	4.18	0.60

Non-GAAP diluted earnings per share(2)(4)	2.67	0.89	0.13	6.61	3.27	0.47

Diluted earnings per ADS(2)(3)	20.39	5.93	0.85	48.33	33.46	4.78

Non-GAAP diluted earnings per ADS(2)(4)	21.39	7.09	1.01	52.84	26.20	3.75

(1)	Non-GAAP adjustments exclude the attributions to the noncontrolling interests for computing non-GAAP diluted earnings per share/ADS. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before taking into account the dilutive impact and excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	70,915	36,032	5,152	135,989	66,803	9,553
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(31,369)	(25,376)	(3,629)	(60,285)	(95,433)	(13,647)
Less: Changes in the buyer protection fund deposits	(526)	690	99	(5,577)	(679)	(97)

Free cash flow	39,020	11,346	1,622	70,127	(29,309)	(4,191)

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Nine months ended December 31,
	2024	2025
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	254,589	270,843	38,730	6%
- Direct sales, logistics and others(2)	79,057	82,250	11,762	4%
	333,646	353,093	50,492	6%
Quick commerce(3)	40,873	58,532	8,370	43%
China commerce wholesale	18,513	20,372	2,913	10%
Total Alibaba China E-commerce Group	393,032	431,997	61,775	10%

Alibaba International Digital Commerce Group:
International commerce retail	80,862	88,814	12,700	10%
International commerce wholesale	17,859	19,927	2,850	12%
Total Alibaba International Digital Commerce Group	98,721	108,741	15,550	10%

Cloud Intelligence Group	87,901	116,506	16,660	33%
All others(4)	255,071	188,908	27,013	(26)%
Unallocated	1,478	1,699	243
Inter-segment elimination	(76,310)	(67,561)	(9,661)
Consolidated revenue	759,893	780,290	111,580	3%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Nine months ended December 31,
	2024	2025
	RMB	RMB	US$	YoY % Change(3)

	(in millions, except percentages)
Alibaba China E-commerce Group	153,481	83,499	11,940	(46)%
Alibaba International Digital Commerce Group	(11,563)	(1,913)	(273)	83%
Cloud Intelligence Group	8,136	10,469	1,497	29%
All others	(6,086)	(14,577)	(2,084)	(140)%
Unallocated(2)	(2,307)	(4,362)	(624)
Inter-segment elimination	(1,212)	(1,802)	(258)
Consolidated adjusted EBITA	140,449	71,314	10,198	(49)%
Less: Non-cash share-based compensation expense	(11,189)	(8,472)	(1,211)
Less: Amortization and impairment of intangible assets	(5,503)	(2,474)	(354)
Less: Impairment of goodwill, and others	(11,317)	(9,370)	(1,340)
Income from operations	112,440	50,998	7,293	(55)%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.